June 26, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that two of Grupo Financiero Galicia S.A.’s subsidiaries, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”) and Galicia Administradora de Fondos S.A. (“GAF”), serving as depositary and administrator, respectively, of certain FIMA mutual funds, have entered into an agreement (the “Agreement”) with GALICIA SECURITIES S.A. pursuant to which GALICIA SECURITIES S.A. will provide certain allocation and integral distribution services to Banco Galicia and GAF.

The Agreement provides for a five-year term, and the FIMA mutual funds for which allocation and integral distribution services will be provided for are as follows: (i) Fima Premium, (ii) Fima Ahorro Pesos, (iii) Fima Ahorro Plus, (iv) Fima Renta en Pesos, (v) Fima Renta Plus, (vi) Fima Capital Plus, (vii) Fima Renta Dólares I, (viii) Fima Renta Dólares II, (ix) Fima Acciones, (x) Fima PB Acciones, (xi) Fima Renta Fija Internacional, y, (xii) Fima Acciones Latinoamérica y, (xiii) Fima Abierto Pymes and (xiv) Fima Mix I.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.